CUSIP No. 58406P102	Page 1 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MEDECISION, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

58406P102
(CUSIP Number)

Kenneth S. Avner
Senior Vice President and Chief Actuary
Health Care Service Corporation
300 East Randolph Street
Chicago, Illinois 60601-5099
(312) 653-6739
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58406P102	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON Health Care Service Corporation, a Mutual Legacy Reserve Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 8,037,853 (1)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,037,853 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.4% (1)
14		TYPE OF REPORTING PERSON IC; CO

(1) Pursuant to the Voting Agreements (as defined below), HCSC (as defined below) may be deemed to have beneficial ownership of 8,037,853 shares of Common Stock (as defined below). This figure includes 600,000 shares subject to unexercised options to purchase Common Stock, which options, if exercised, would subject the shares of Common Stock received pursuant to such exercise to the terms and conditions of the applicable Voting Agreements. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by HCSC that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 58406P102	Page 3 of 9 Pages

Item 1.	Security and Issuer

        The class of equity securities to which this Statement relates is the Common Stock, no par value per share (“Common Stock”), of MEDecision, Inc., a Pennsylvania corporation (the “Issuer”). The principal executive offices of the Issuer are located at 601 Lee Road, Chesterbrook Corporate Center, Wayne, Pennsylvania 19087.

Item 2.	Identity and Background

        This statement is being filed by Health Care Service Corporation, a Mutual Legal Reserve Company, a corporation organized under the laws of the State of Illinois (“HCSC”). HCSC’s principal executive offices are located at 300 East Randolph Street, Chicago, Illinois 60601-5099. Set forth on Schedule A attached hereto is the name, principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of HCSC as of the date hereof. Each person named on Schedule A is a citizen of the United States.

        During the last five years, neither HCSC nor, to HCSC’s knowledge, any person named on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or other misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

        As described below in Item 4, the shares of Common Stock to which this Statement relates have not been purchased by HCSC, and thus no funds were used for that purpose. As an inducement for HCSC to enter into the Merger Agreement (as hereinafter defined in Item 4), certain of the Issuer’s shareholders entered into Voting Agreements, each dated as of June 17, 2008 (the “Voting Agreements,” and each a “Voting Agreement”), with HCSC and Mercury Acquisition Corp., a Pennsylvania corporation wholly owned by HCSC that was formed for the purpose of entering into the Merger Agreement (“Merger Sub”). Neither HCSC nor Merger Sub paid additional consideration to those shareholders in connection with the execution or delivery of the Voting Agreements; however, two of such shareholders executed new employment agreements with the Issuer as a condition to HCSC’s execution and delivery of the Merger Agreement. The Voting Agreements are more fully described in Item 4 below.

Item 4.	Purpose of Transaction

        Each of the following shareholders of the Issuer (the “Shareholders,” and each a “Shareholder”) entered into the Voting Agreements as an inducement for HCSC and Merger Sub to enter into the Merger Agreement: David St. Clair, Carl E. Smith, Liberty Ventures I, L.P., Liberty Ventures II, L.P., Stockwell Fund, L.P., Grotech Partners V, L.P., and Grotech V Maryland Fund, L.P. The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement

        HCSC, Merger Sub, and the Issuer have entered into an Agreement and Plan of Merger, dated as of June 17, 2008 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of HCSC following the Merger. Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock will be converted into the right to receive $7.00 in cash (the “Merger Consideration”), without interest, and less any applicable tax withholdings. Further, upon the Effective Time, each outstanding option to purchase shares of Common Stock (except for certain unvested options to purchase Common Stock) will be converted into the right to receive in cash the difference between the exercise price of such option and the Merger Consideration, without interest, and less any applicable tax withholdings.

CUSIP No. 58406P102	Page 4 of 9 Pages

        HCSC expects that, upon completion of the Merger, the Common Stock will be delisted from the Nasdaq Global Market and subsequently will cease to be registered under the Exchange Act.

The Voting Agreements

        In connection with the Merger Agreement, HCSC entered into a Voting Agreement with each of the following Shareholders: (i) David St. Clair (the Chairman and Chief Executive Officer of the Issuer); (ii) Carl E. Smith (the Chief Financial Officer and Corporate Secretary of the Issuer); (iii) Liberty Ventures I, L.P. (a shareholder affiliated with Thomas R. Morse, a Director of the Issuer); (iv) Liberty Ventures II, L.P. (a shareholder affiliated with Thomas R. Morse, a Director of the Issuer); (v) Stockwell Fund, L.P., (vi) Grotech Partners V, L.P., and (vii) Grotech V Maryland Fund, L.P. Pursuant to each Voting Agreement, the Shareholder has agreed to vote (or cause to be voted) all shares of Common Stock now or hereafter owned by such Shareholder (the “Subject Shares”) in favor of approval of the Merger Agreement and adoption of the Merger, and has granted HCSC an irrevocable proxy to vote the Subject Shares in a manner consistent with the Voting Agreement. In addition, each Shareholder has agreed that at any meeting of shareholders of the Issuer or at any adjournment or postponement thereof or in any other circumstances under which such Shareholder’s vote, consent or other approval is sought, such Shareholder will vote (or cause to be voted) the Subject Shares, except with the written consent of HCSC and Merger Sub, against any (i) Acquisition Proposal (as that term is defined in the Merger Agreement), (ii) reorganization, recapitalization, liquidation or winding-up of the Issuer (or any of its Subsidiaries) or any other extraordinary transaction involving the Issuer (or any of its Subsidiaries), (iii) any amendment of the Issuer’s Amended and Restated Articles of Incorporation or Second Amended and Restated Bylaws or other proposal, action or transaction involving the Issuer or any of its Subsidiaries or any of its shareholders, which amendment or other proposal, action or transaction could reasonably be expected to impede, interfere with, prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by this Agreement, or change in any manner the voting rights of the Common Stock, or (iv) other matter relating to, or in connection with, any of the foregoing matters.

        Each Shareholder also agreed, among other things, that such Shareholder will not (i) encourage (including by way of furnishing or disclosing information), solicit, initiate, make or facilitate the making of, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (ii) participate in any way in discussions or negotiations with, or furnish or disclose any information to, any Person (other than HCSC or any of its Subsidiaries) in connection with any Acquisition Proposal, (iii) release or permit the release of any Person from, or waive or permit the waiver of any provisions of, or otherwise fail to exercise its rights under, any confidentiality, standstill or similar agreement with respect to the divestiture of any voting or equity securities of Issuer (except for any such agreement with HCSC or any of its Subsidiaries), or (iv) enter into any agreement, letter of intent, agreement-in-principle, acquisition agreement or other instrument contemplating or otherwise relating to any Acquisition Proposal.

        Each Shareholder also agreed, among other things, that such Shareholder will not, directly or indirectly, except under certain circumstances: (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a “Transfer”) or enter into any agreement, option or other arrangement with respect to, or consent to a Transfer of, or reduce his, her or its risk in a Constructive Sale (as defined below) with respect to, any or all of the Subject Shares, other than in accordance with the Merger Agreement, or (ii) grant any proxies (other than the proxy granted to HCSC pursuant to the Voting Agreement), deposit any Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of the Subject Shares, other than pursuant to the Voting Agreement. Each Shareholder further agreed not to, and not to cause its Affiliates to, commit or agree to take any of the foregoing actions or take any action that may reasonably be expected to have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under the Voting Agreement. As used in this paragraph, the term “Constructive Sale” shall mean a short sale with respect to any Subject Shares, entering into or acquiring an offsetting derivative contract with respect to any Subject Shares, entering into or acquiring a futures or forward contract to deliver any Subject Shares or entering into any other or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership.

CUSIP No. 58406P102	Page 5 of 9 Pages

        Each Shareholder also agreed that such Shareholder shall not, nor shall such Shareholder permit any of its Affiliates to, nor shall such Shareholder act in concert with or permit any Affiliate (as such term is defined in the Voting Agreement) to act in concert with any Person to make, or in any manner participate in, directly or indirectly, a “solicitation” (as such term is used in the rules of the Securities and Exchange Commission) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Issuer Common Stock intended to facilitate any Acquisition Proposal (or other Subject Matter, as such term is defined in the Merger Agreement) or to cause shareholders of the Company not to vote to adopt the Merger Agreement and approve the Merger.

        Each Voting Agreement provides that it will terminate (i) upon the adoption of the Merger Agreement at the Company Shareholders Meeting; (ii) upon the termination of the Merger Agreement in accordance with its terms; or (iii) at any time upon notice by HCSC to the Shareholder; provided, however, that each of the Voting Agreements entered into by Stockwell Fund, L.P., Grotech Partners V, L.P. and Grotech V Maryland Fund, L.P. will, in any event, terminate on December 31, 2008.

        The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements. The individual Voting Agreements are deemed filed hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, and the Merger Agreement is deemed filed hereto as Exhibit 99.8, each of which is incorporated herein by reference.

        Except as set forth in this Statement, the Voting Agreements or the Merger Agreement, neither HCSC nor, to HCSC’s knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company

(a)     Aggregate Beneficial Ownership:

        Based on the representations of the Shareholders made in the Voting Agreements, HCSC believes the aggregate number of shares of Common Stock to which the Voting Agreements apply is 8,037,853. This figure includes 600,000 shares subject to unexercised options to purchase Common Stock (the “Option Shares”), which Option Shares, if such options were to be exercised, would also be subject to the terms and conditions of the Voting Agreements. Based on the representations made by the Issuer in the Merger Agreement, HCSC believes there are 16,939,969 shares of Common Stock issued and outstanding, including the Option Shares. Accordingly, by reason of the rights granted to HCSC under the Voting Agreements, HCSC may be deemed to have beneficial ownership of 8,037,853 shares of Common Stock (including the Option Shares), constituting approximately 47.4% of the shares of Common Stock outstanding. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by HCSC that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To HCSC’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b)     Power to Vote and Dispose of the Stock

        Pursuant to the Voting Agreements, HCSC may be deemed to have shared power to vote 8,037,853 shares of Common Stock.

(c)     Except for the Voting Agreements, the Merger Agreement and the transactions contemplated by such agreements, neither HCSC nor, to HCSC’s knowledge, any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d)     Right of Others to Receive Dividends or Proceeds of Sale:

        To HCSC’s knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, other than the Shareholders.

CUSIP No. 58406P102	Page 6 of 9 Pages

(e)     Date Ceased to be the Beneficial Owner of More than Five Percent:

        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        Other than as described in Items 3, 4 and 5 of this Statement, which descriptions are incorporated herein by reference in response to this Item 6, to HCSC’s knowledge, there is no contract, arrangement, understanding or relationship (legal or otherwise) among any of the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholdings of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Exhibit Name

99.1	Voting Agreement, dated as of June 17, 2008, by and among Health Care Service Corporation, Mercury Acquisition Corp. and David St. Clair (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on June 18, 2008).

99.2	Voting Agreement, dated as of June 17, 2008, by and among Health Care Service Corporation, Mercury Acquisition Corp. and Carl E. Smith (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer on June 18, 2008).

99.3	Voting Agreement, dated as of June 17, 2008, by and among Health Care Service Corporation, Mercury Acquisition Corp. and Liberty Ventures I, L.P. (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Issuer on June 18, 2008).

99.4	Voting Agreement, dated as of June 17, 2008, by and among Health Care Service Corporation, Mercury Acquisition Corp. and Liberty Ventures II, L.P. (incorporated herein by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by the Issuer on June 18, 2008).

99.5	Voting Agreement, dated as of June 17, 2008, by and among Health Care Service Corporation, Mercury Acquisition Corp. and Stockwell Fund, L.P. (incorporated herein by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by the Issuer on June 18, 2008).

99.6	Voting Agreement, dated as of June 17, 2008, by and among Health Care Service Corporation, Mercury Acquisition Corp. and Grotech V Maryland Fund, L.P. (incorporated herein by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by the Issuer on June 18, 2008).

99.7	Voting Agreement, dated as of June 17, 2008, by and among Health Care Service Corporation, Mercury Acquisition Corp. and Grotech Partners V, L.P. (incorporated herein by reference to Exhibit 99.7 to the Current Report on Form 8-K filed by the Issuer on June 18, 2008).

99.8	Agreement and Plan of Merger, dated as of June 17, 2008, by and among Health Care Service Corporation, Mercury Acquisition Corp. and MEDecision, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 18, 2008).

CUSIP No. 58406P102	Page 7 of 9 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2008

HEALTH CARE SERVICE CORPORATION
By: /s/ Kenneth S. Avner
Name: Kenneth S. Avner
Title: Senior Vice President and Chief Actuary

CUSIP No. 58406P102	Page 8 of 9 Pages

Schedule A

Directors and Executive Officers of Health Care Service Corporation

The following tables set forth the name, present principal occupation or employment, and residence or business address of each director and executive officer of Health Care Service Corporation. Each director and executive officer is a citizen of the United States.

Directors

Name	Present Principal Occupation or Employment	Residence or Business Address
Juliann Bluitt Foster, D.D.S.	Retired Dental Educator	592 Colonial Drive
Hilton Head Island, SC 29926
Timothy L. Burke	Principal and Chief Financial Officer	William Blair & Company, L.L.C.
	William Blair & Company, L.L.C.	222 West Adams
Chicago, Illinois 60606
Milton Carroll	Chairman of the Board	CenterPoint Energy, Inc.
	CenterPoint Energy, Inc.	1111 Louisiana, 47th Floor
Houston, Texas 77002
Robert T. Clarke	President and CEO	Memorial Health System
	Memorial Health System	701 N. 1st Street
Springfield, Illinois 62781
James R. Corrigan	Financial Services Consultant	Waterstone Financial Group
9323 South Hamilton Street
Chicago, Illinois 60620
William H. Dailey, Esq.	Retired Attorney	1330 - 30th Street
Moline, Illinois 61265
Tieman H. Dippel, Jr.	Chairman of the Board	Brenham Bancshares, Inc.
	Brenham Bancshares, Inc.	2211 South Day, Suite 401
Brenham, Texas 77833
Dennis J. Gannon	President	Chicago Federation of Labor, AFL-CIO
	Chicago Federation of Labor, AFL-CIO	130 East Randolph Street, Suite 2600
Chicago, Illinois 60601
Dianne B. Gasbarra, M.D.	Physician	3021 Quail Creek Road
Oklahoma City, Oklahoma 73120
Jack A. Griggs, Ph.D.	Professor of Finance, College of Business	1765 Lakeshore Drive
	Abilene Christian University	Abilene, Texas 79602
Thomas R. Hix	Retired Senior VP	1 Wexford Court
	Cooper Cameron Corp.	Houston, Texas 77024
Ronald F. King	Retired CEO	P.O. Box 98
	Oklahoma Division of Health Care Service	Bixby, Oklahoma 74008
Corporation
Raymond F. McCaskey	Chief Executive Officer	Health Care Service Corporation
	Health Care Service Corporation	300 East Randolph Street
Chicago, Illinois 60601
Alejandro Perez-Tamayo, M.D.	Surgeon	124 North Bruner Street
Hinsdale, Illinois 60521
M. Ray Perryman, Ph.D.	President and CEO	The Perryman Group
	The Perryman Group	510 N. Valley Mills Drive, Suite 300
Waco, Texas 76710

CUSIP No. 58406P102	Page 9 of 9 Pages

Directors (Cont’d.)

Name	Present Principal Occupation or Employment	Residence or Business Address
Kenneth J. Rudnick	Retired First VP	980 West Blue Fox Road
	American National Bank	Green Valley, Arizona 85614
Waneta C. Tuttle, Ph.D.	President and CEO	6405 Meadow Hills, N.E.
	Southwest Medical Ventures, Inc.	Albuquerque, New Mexico 87199

Executive Officers*

Name	Present Principal Occupation at Health Care Service Corporation
Raymond F. McCaskey	Chief Executive Officer
Patricia A. Hemingway Hall	President and Chief Operating Officer
Ray A. Angeli	Executive Vice President Internal Operations
Martin G. Foster	Executive Vice President Plan Operations
Kenneth S. Avner	Senior Vice President and Chief Actuary
Denise A. Bujak	Senior Vice President and Chief Financial Officer
Deborah Dorman-Rodriguez	Senior Vice President and Chief Legal Officer
Karen Chesrown	Senior Vice President of Strategy, Planning and Enterprise Process Management
Paul Handel, M.D.	Senior Vice President and Chief Medical Officer
Tara Dowd Gurber	Senior Vice President and Corporate Compliance Officer Audit, Compliance and Security

* The business address of each Executive Officer listed on this table is Health Care Service Corporation, 300 East Randolph Street, Chicago, Illinois 60601